PALATIN TECHNOLOGIES, INC. 4-B CEDAR BROOK DRIVE CEDAR BROOK CORPORATE CENTER CRANBURY, NJ 08512 TEL: 609-495-2200 FAX: 609-495-2201

August 13, 2015

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Alla Berenshteyn, Division of Corporation Finance
                 Jeffrey P. Riedler, Assistant Director

           Re: Palatin Technologies, Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-206003)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on Tuesday, August 18, 2015, at 9:00 A.M., Eastern Time, or as soon thereafter as is practicable.

In connection with this acceleration request, the Company confirms that it is aware of its obligations under the Act.  In addition, the Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 13, 2015

If you have any questions regarding this request, please contact our outside counsel, Faith Charles of Thompson Hine LLP, at 212-908-3905 or the undersigned at 609-495-9197.  Please also call Faith Charles as soon as the Company’s Registration Statement on Form S-3 has been declared effective.  Thank you for your attention to this matter.

Sincerely, PALATIN TECHNOLOGIES, INC. By: /s/ Stephen A. Slusher Name: Stephen A. Slusher Title: Chief Legal Officer

cc: Faith Charles, Thompson Hine LLP